NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

You are invited to the annual meeting of shareholders (the “Meeting”) of Canadian Pacific Railway Limited (“Canadian Pacific”).

The Meeting will be held at the Sheraton Suites Calgary Eau Claire, 255 Barclay Parade S.W., Calgary, Alberta at 8:00 a.m. (Mountain Daylight Time) on Thursday, May 17, 2012.

The accompanying Management Proxy Circular solicits WHITE proxies.

The Meeting will cover:

1)	receipt of the audited consolidated financial statements for the year ended December 31, 2011;

2)	appointment of auditors;

3)	a non-binding advisory vote on Canadian Pacific’s approach to executive compensation;

4)	election of directors; and

5)	consideration of other business as may properly come before the Meeting or any adjournment or postponement thereof.

Shareholders of record at the close of business on March 22, 2012 will be entitled to vote at the Meeting and are encouraged to participate either in person or by proxy.

KAREN L. FLEMING	March 22, 2012
Corporate Secretary	Calgary, Alberta